MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

January 13, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Joint Venture of Coal Canyon, Additional Staking at ETTU, Appointment of a New Director

Joint Venture of Coal Canyon

Miranda Gold Corp. wishes to announce that it has signed a letter agreement to joint venture its Coal Canyon project, Eureka County, Nevada, with Golden Aria Corp.

Miranda’s Coal Canyon property in the northern Simpson Park Range is comprised of a mining lease covering 64 lode mining claims that occupy a large percentage of the Windmill window. This geologic window exposes lower-plate carbonate rocks which are favorable for hosting disseminated gold mineralization similar to the nearby Cortez Hills (7.5 million ounces) and Pipeline deposits (12 million ounces). The Coal Canyon property is adjacent to the window-bounding Grouse Creek fault where previous exploration programs have identified significantly anomalous drill-indicated mineralization. Favorable host rocks at Coal Canyon include both the Roberts Mountain and Hanson Creek Formations. The Coal Canyon project is surrounded on three sides by claims controlled by Placer Dome or the Cortez Joint Venture.

Golden Aria will issue 250,000 shares and pay US $15,000 to Miranda upon signing of the Venture Agreement and will assume the payments on the underlying lease. In addition, Golden Aria may pay a total of $185,000 to Miranda over the four-year earn-in period. Golden Aria can earn a 60% interest in the Coal Canyon property by spending $1.0 million in exploration expenditures over four years, of which $50,000 is committed to be expended during the first year. Golden Aria may earn an additional 10% interest in the Coal Canyon project (for a total 70% interest) by completing a bankable feasibility study and maintaining a minimum annual expenditure of $200,000 after phase-I earn-in.

Additional Staking at ETTU

Miranda has expanded its ETTU Project in Kobeh Valley on the south end of the Eureka-Battle Mountain Trend by staking an additional 46 contiguous claims to a total of 74 claims. Miranda expanded its position to the northeast of its original ETTU claims, where interpretation of gravity data suggests that permissible target depths exist. ETTU is located approximately nine miles southeast of the Gold Bar Mine and four miles south of the Afgan deposit.

As reported previously, the ETTU project covers the intersection of the east-southeast projection of an inferred feeder structure from Gold Bar and a prominent structure extending south from a gold resource defined at the Afgan property. This structural intersection target on the ETTU claims is further supported by airborne magnetic and resistivity data suggesting intersecting fault fabrics. Miranda believes that data available for Kobeh Valley suggests the possibility of a discrete west-northwest gold deposit trend parallel and similar to the Cortez Trend to the north.

Subsequent to Miranda taking its initial ETTU position, Newmont Mining Corporation aggressively staked in excess of 15 square miles in Kobeh Valley.

Appointment of a New Director

Miranda is pleased to announce that Mr. James F. Cragg has joined the Board of Directors of the Company. Mr. Cragg is a business and marketing consultant proficient in financial analysis, negotiations, forecasting, deal making and investment banking. He was previously President and CEO of Linmor Inc., President and COO of PSINet, and President and COO of Advanced Communications Group, Inc. Mr. Cragg joins Miranda as an independent director.

Miranda Gold Corp. is a generative gold exploration company active in Nevada with its focus on the Eureka-Battle Mountain and Cortez Trends. Miranda utilizes the joint venture business model to increase the odds of success while decreasing the exploration risk.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.